                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      International Alliance Services, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
           --------------------------------------------------------
                         (Title of Class of Securities)

                                   458875 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                              Rick L. Burdick, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                  711 Louisiana
                                   Suite 1900
                              Houston, Texas 77002
                                 (713) 220-5800
           --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 18, 1996
           --------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes.)

CUSIP No.  458875 10 1

(1)      Names of Reporting Persons.  S.S. or I.R.S.        Michael G. DeGroote
         Identification Nos. of Above Persons

(2)      Check the Appropriate Box if                           (a) x
         a Member of a Group (See Instructions)                 (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                 OO, WC (See Item 3)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                   Canadian

Number of Shares               (7)   Sole Voting Power          13,136,000
   Beneficially
   Owned by Each               (8)   Shared Voting Power        13,136,000
   Reporting
   Person With                 (9)   Sole Dispositive Power     13,136,000

                               (10)  Shared Dispositive Power   -0-

(11)     Aggregate Amount Beneficially                          13,136,000
         Owned by Each Reporting Person                         (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain                           (See Item 5)
         Shares (See Instructions)

(13)     Percent of Class Represented                           36.9%
         by Amount in Row (11)                                  (See Item 5)

(14)     Type of Reporting Person (See Instructions)            IN

CUSIP No.  458875 10 1

(1)      Names of Reporting Persons.  S.S. or I.R.S.        MGD Holdings Ltd.

(2)      Check the Appropriate Box if                           (a) x
         a Member of a Group (See Instructions)                 (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                 OO, WC (See Item 3)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                   Bermuda

Number of Shares               (7)   Sole Voting Power          13,136,000
   Beneficially
   Owned by Each               (8)   Shared Voting Power        13,136,000
   Reporting
   Person With                 (9)   Sole Dispositive Power     13,136,000

                               (10)  Shared Dispositive Power   -0-

(11)     Aggregate Amount Beneficially                          3,136,000
         Owned by Each Reporting Person                         (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain                           (See Item 5)
         Shares (See Instructions)

(13)     Percent of Class Represented                           36.9%
         by Amount in Row (11)                                  (See Item 5)

(14)     Type of Reporting Person (See Instructions)            CO

         The Reporting Persons (hereinafter defined) listed on the cover page to this Schedule 13D hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment and restatement of the Schedule 13D dated June 6, 1995 filed jointly by the Reporting Persons (the "Original Schedule 13D").

         Pursuant to Rule 13d-5 under the Exchange Act, the Reporting Persons may be deemed to be members of a "group" with Alliance Holding Corporation ("Alliance") (the Reporting Persons and Alliance may hereinafter be collectively referred to as the "Group"). The Reporting Persons are filing this statement on their own behalf and not on behalf of any other member of the Group pursuant to Rule 13d-1(f)(2) promulgated under the Exchange Act. Upon termination of the agreements or consummation of the transactions described in Item 4, the members of the Group will have no further agreement to act together for the purpose of voting the shares of Common Stock held by the Reporting Persons from time to time and, as a result, the existence of a "group" under Rule 13d-5 of the Exchange Act shall terminate at such time.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of International Alliance Services, Inc., a Delaware corporation formerly known as Republic Environmental Systems, Inc. (the "Issuer"). The principal executive offices of Issuer are located at 10055 Sweet Valley Drive, Valley View, Ohio 44125.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c), (f) This Statement is being filed by MGD Holdings Ltd., a Bermuda corporation ("MGD"), and Mr. Michael G. DeGroote (all of the foregoing collectively, the "Reporting Persons" and individually, the "Reporting Person"). A copy of an agreement among the Reporting Persons with respect to their joint filing of this Statement is attached hereto as Exhibit 1.

         MGD is a Bermuda corporation engaged principally in investing in the securities of Issuer. Mr. DeGroote is a controlling stockholder of MGD. Mr. DeGroote, Chairman of the Board of Issuer, is a Canadian citizen but resides in Bermuda. The principal business address of each of the Reporting Persons is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda.

         The name, business address, principal occupation or employment and citizenship of each executive officer and director of MGD are listed on Schedule A, attached hereto and incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons nor, to the best of any of their knowledge, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         MGD acquired (i) 2,380,000 shares of Common Stock on April 26, 1995 as part of a distribution of the Common Stock of Issuer to stockholders of record of Republic Industries, Inc., ("RII") (as described in Item 4, below) and (ii) 200,000 shares of Common Stock through purchases on the open market. MGD effected the acquisition of the shares of Common Stock described in (ii) with cash on hand and capital contributions.

         Additionally, on October 18, 1996, MGD acquired (i) 1,900,000 shares of Common Stock and (ii) warrants to purchase an aggregate of 5,700,000 shares of Common Stock. The source of the $4,987,500 to be used by MGD for such purchase (as described in Item 4 below) was from cash on hand capital contributions. If and when MGD elects to exercise the warrants to purchase 5,700,000 shares of Common Stock, MGD currently anticipates that the $18,287,500 that will be required to be paid by MGD for the shares of Common Stock issuable upon the exercise of such warrants will be obtained from cash on hand and/or from capital contributions.

         The source of the $131,250 used by each of Messrs. Watt and Luchak, who are executive officers and directors of MGD as listed on Schedule A, for their respective purchases (as described in Item 4 below) of 50,000 shares of Common Stock and warrants to purchase 150,000 shares of Common Stock was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Common Stock described in Item 3 as an investment. On April 26, 1995, MGD acquired 2,380,000 shares of Common Stock in connection with the distribution to holders of record of RII Common Stock on April 21, 1995 of one (1) share of Common Stock for every five (5) shares of common stock of RII ("RII Common Stock") owned on that date (the "Distribution"). At the time of the Distribution by RII, RII was the sole stockholder of the Common Stock. Approximately 5.4 million shares of Common Stock were distributed to RII stockholders. In addition, in connection with the Distribution, MGD was issued Warrants dated as of April 26, 1995, to acquire .2 shares of Common Stock for each share of RII Common Stock purchased by MGD under warrants dated June 7, 1991 to purchase, as of April 26, 1995, 1,000,000 shares of RII common stock at an exercise price of $9.00 per share (the "Management Warrants"). The Warrants were issued pursuant to Section 4, Adjustments, of the Management Warrants. The Management Warrants vest at the rate of 20% per year over a five year period, with the first 20% having vested on June 30, 1992. The Management Warrants are exercisable, with respect to each portion vested, for a period of four years following such vesting. As of the date of this Schedule 13D, the Management Warrants are fully vested.

         As of May 19, 1996, Issuer and MGD entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which Issuer agreed to issue and sell to MGD and its permitted assigns, for an aggregate purchase price of $5,250,000, an aggregate of 2,000,000 shares of Common Stock, warrants to purchase 2,000,000 shares of Common Stock at $2.625 per share, warrants to purchase 2,000,000 shares of Common Stock at $3.125 per share and warrants to purchase 2,000,000 shares of Common Stock at $3.875 per share, on the terms set forth in the Purchase Agreement. With Issuer's consent, MGD, simultaneously assigned to Messrs. Luchak and Watt its rights under the Purchase Agreement to purchase an aggregate of 100,000 of the shares of Common Stock, warrants to purchase 100,000 shares of Common Stock at $2.625 per share, warrants to purchase 100,000 shares of Common Stock at $3.125 per share, and warrants to purchase 100,000 shares of Common Stock at $3.875 per share.

         On October 18, 1996, the transactions contemplated by the Purchase Agreement were consummated and (a) MGD purchased, for an aggregate purchase price of $4,987,500, an aggregate of 1,900,000 shares of Common Stock, warrants to purchase 1,900,000 shares of Common Stock at $2.625 per share, warrants to purchase 1,900,000 shares of Common Stock at $3.125 per share and warrants to purchase 1,900,000 shares of Common Stock at $3.875 per share, (b) Mr. Fred Luchak purchased, for an aggregate purchase price of $131,250, an aggregate of 50,000 shares of Common Stock, warrants to purchase 50,000 shares of Common Stock at $2.625 per share warrants to purchase 50,000 shares of Common Stock at $3.125 per share and warrants to purchase 50,000 shares of Common Stock at $3.875 per share and (c) Mr. James Watt purchased, for an aggregate purchase price of $131,250 an aggregate of 50,000 shares of Common Stock, warrants to purchase 50,000 shares of Common Stock at $2.625 per share, warrants to purchase 50,000 shares of Common Stock at $3.125 per share and warrants to purchase 50,000 shares of Common Stock at $3.875 per share. All of such acquisitions were for investment purposes.

         Simultaneously with and as a condition to the consummation of these transactions, (a) Issuer acquired Century Surety Company and Commercial Surety Agency, Inc. (collectively the "Alliance Subsidiaries"), wholly-owned subsidiaries of Alliance Holding Corporation ("Alliance"), pursuant to merger transactions with wholly-owned subsidiaries of Issuer (the "Issuer Subsidiaries"), and issued 14,760,000 shares of Common Stock and warrants to purchase an additional 4,200,000 shares of Common Stock in exchange for Alliance's interests in the Alliance Subsidiaries (the "Mergers") and (b) Mr. H. Wayne Huizenga purchased, for an aggregate purchase price of $5,250,000, an aggregate of 2,000,000 shares of Common Stock, warrants to purchase 2,000,000 shares of Common Stock at $2.625 per share, warrants to purchase 2,000,000 shares of Common Stock at $3.125 per share and warrants to purchase 2,000,000 shares of Common Stock at $3.875 per share.

         In addition, immediately following the closing of such transactions,
(a) the number of directors serving on the Board of Directors of Issuer was increased from four to seven, Mr.

Michael J. Occhionero resigned from the Board of Directors, Messrs. DeGroote, Douglas R. Gowland and Joseph E. LoConti remained directors and Messrs. Edward
F. Feighan, Harve A. Ferrill, Richard C. Rochon and Craig L. Stout were appointed to fill the vacancies on the Board of Directors; (b) Mr. LoConti was appointed Vice Chairman of Issuer, Mr. Edward F. Feighan was appointed Chief Executive Officer and President of Issuer, Mr. Craig L. Stout was appointed Executive Vice President and Chief Operating Officer of Issuer and Mr. DeGroote was appointed to remain as Chairman of the Board of Issuer; and (c) the Certificate of Incorporation of Issuer was amended to change the name of Issuer from Republic Environmental Systems, Inc. to International Alliance Services, Inc. and to increase the number of shares of Common Stock authorized for issuance from 20,000,000 to 100,000,000.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) As of the date of this Schedule 13D, MGD may be deemed to beneficially own 13,136,000 shares of Common Stock, which includes 6,020,000 shares of Common Stock issuable upon exercise of warrants, which represents 36.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 29,618,158 shares of Common Stock issued and outstanding as of the date of this Schedule 13D, plus 6,020,000 shares of Common Stock issuable upon exercise of the warrants that Mr. DeGroote may be deemed to beneficially own and that are deemed outstanding for purposes of this computation).

         In addition, as of the date of this Schedule 13D, Mr. DeGroote, as a controlling stockholder, director and President of MGD, may be deemed to beneficially own all of the shares of Common Stock owned by MGD, which in the aggregate would comprise 13,136,000 shares of Common Stock (assuming the exercise of all warrants held by MGD, which vest within sixty (60) days of the date hereof).

         As of the date of this Schedule 13D, Mr. Luchak may be deemed to beneficially own 236,000 shares of Common Stock, which includes 150,000 shares of Common Stock issuable upon exercise of the warrants described in Item 4, representing less than 1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 29,618,158 shares of Common Stock issued and outstanding as of the date of this Schedule 13D, plus 150,000 shares of Common Stock issuable upon exercise of the warrants that Mr. Luchak may be deemed to beneficially own and that are deemed outstanding for purposes of this computation).

         As of the date of this Schedule 13D, Mr. Watt may be deemed to beneficially own 200,000 shares of Common Stock, which includes 150,000 shares of Common Stock issuable upon exercise of the warrants described in Item 4, representing less than 1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 29,618,158 shares of Common Stock issued and outstanding as of the date of this Schedule 13D, plus 150,000 shares of Common Stock issuable upon exercise of the warrants that Mr. Watt may be deemed to beneficially own and that are deemed outstanding for purposes of this computation).

         The Reporting Persons disclaim beneficial ownership of all shares of Common Stock owned by Messrs. Watt and Luchak.

         (b) The Reporting Persons have shared voting power with respect to all of the shares of Common Stock beneficially owned of record by MGD pursuant to the terms of the Voting Agreement (see Item 6).

         (c) Within the last 60 days, the Reporting Persons and Messrs. Luchak and Watt have effected the following transactions:

                    (i) On June 26, 1996, the Reporting Persons effected the disposition of 24,000 shares of Common Stock in the form of a gift.

                   (ii) On October 18, 1996, the Reporting Persons effected the acquisition of 1,900,000 shares of Common Stock and warrants to purchase 5,700,000 shares of Common Stock as described in Item 4.

                  (iii) On October 18, 1996, Mr. Luchak effected the acquisition of 50,000 shares of Common Stock and warrants to purchase 150,000 shares of Common Stock as described in Item 4.

                   (iv) On October 18, 1996, Mr. Watt effected the acquisition of 50,000 shares of Common Stock and warrants to purchase 150,000 shares of Common Stock as described in Item 4.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERWRITINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF ISSUER.

         On October 18, 1996, as a condition to the Closing of the Mergers, MGD and Alliance entered into a the Voting Agreement (the "Voting Agreement") pursuant to which MGD agreed that, for a period of two years commencing on the date thereof, MGD would vote the shares of Common Stock held by MGD from time to time in accordance with the recommendation of management of Alliance. Further, MGD agreed to revoke and not grant, without the prior written consent of Alliance, directly or indirectly, any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of such shares inconsistent with the Voting Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:                     Joint Filing Agreement

Exhibit 2: Management Warrant dated as of June 7, 1991, to purchase 1,150,000 shares of Common Stock issued to MGD (incorporated by reference to the exhibits to Amendment No. 5 to Schedule 13D of MGD, as filed with the Securities and Exchange Commission on August 31, 1991).

Exhibit 3:                     Agreement and Plan of Merger dated as of May
                               19, 1996 among Alliance, CSC, CSU, Issuer and Issuer Subsidiaries (incorporated by reference to Appendix I of Issuer's Definitive Schedule 14C Information Statement dated September 23, 1996).

Exhibit 4:                     Amendment No. 1 to Agreement and Plan of
                               Merger dated as of July 25, 1996, among Alliance, CSC, CSU, Issuer and Issuer Subsidaires (incorporated by reference to Appendix IV of Issuer's Definitive Schedule 14C Information Statement dated September 23, 1996).

Exhibit 5: Amendment No. 2 to Agreement and Plan of Merger dated August 23, 1996, among Alliance, CSC, CSU, Issuer and Issuer Subsidaires (incorporated by reference to Appendix V of Issuer's Definitive Schedule 14C Information Statement dated September 23, 1996).

Exhibit 6: Stock Purchase Agreement dated as of May 19, 1996 between Issuer and MGD (incorporated by reference to Appendix III of Issuer's Definitive
                               Schedule 14C Information Statement dated
                               September 23, 1996).

Exhibit 7: Voting Agreement dated as of May 19, 1996 between MGD and Alliance (incorporated by reference to Exhibit 99.6 of Issuer's Current Report on Form 8-K dated October 18, 1996).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated:  November 1, 1996                         Michael G. DeGroote




                                                By: /s/ Rick L. Burdick
                                                   -----------------------
                                                    Rick L. Burdick
                                                    Attorney-in-fact

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated:  November 1, 1996                        MGD Holdings Ltd.



                                                By: /s/ Rick L. Burdick
                                                   ------------------------
                                                    Rick L. Burdick
                                                    Attorney-in-fact

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                MGD HOLDINGS LTD.

NAME AND CAPACITY WITH                      PRINCIPAL OCCUPATION                            PRINCIPAL
   MGD HOLDINGS LTD.                           AND CITIZENSHIP                           BUSINESS ADDRESS
----------------------                      --------------------                        ------------------
Michael G. DeGroote                         Retired Businessman                         Victoria Hall
President, Director                         Canadian                                    11 Victoria Street
                                                                                        P. O. Box HM 1065
                                                                                        Hamilton, HMEX
                                                                                        Bermuda

James Watt                                  Financial Analyst                           Victoria Hall
Vice President,                             Canadian                                    11 Victoria Street
Director                                                                                P. O. Box HM 1065
                                                                                        Hamilton, HMEX
                                                                                        Bermuda

Fred Luchak                                 Attorney                                    Victoria Hall
Secretary,                                  Canadian                                    11 Victoria Street
Director                                                                                P. O. Box HM 1065
                                                                                        Hamilton, HMEX
                                                                                        Bermuda

                                INDEX TO EXHIBITS



    NUMBER                                  EXHIBIT
    ------                                  -------

      1.* Joint Filing Agreement among Mr. Michael G. DeGroote, and MGD Holdings, Ltd.

      2. Management Warrant dated as of June 7, 1991, to purchase 1,150,000 shares of Common Stock issued to MGD (incorporated by reference to the exhibits to Amendment No. 5 to Schedule 13D of MGD, as filed with the Securities and Exchange Commission on August 31, 1991).

      3. Agreement and Plan of Merger dated as of May 19, 1996 among Alliance, CSC, CSU, Issuer and Issuer Subsidiaries (incorporated by reference to Issuer's Definitive
                       Schedule 14C Information Statement dated September 23,
                       1996).

      4. Amendment No. 1 to Agreement and Plan of Merger dated as of July 25, 1996, among Alliance, CSC, CSU, Issuer and Issuer Subsidaires (incorporated by reference to Appendix IV of Issuer's Definitive Schedule 14C Information Statement dated September
                       23, 1996).

      5. Amendment No. 2 to Agreement and Plan of Merger dated August 23, 1996, among Alliance, CSC, CSU, Issuer and Issuer Subsidaires (incorporated by reference to Appendix V of Issuer's Definitive Schedule 14C Information Statement dated September 23, 1996).

      6. Stock Purchase Agreement dated as of May 19, 1996 between Issuer and MGD (incorporated by reference to Issuer's Definitive Schedule 14C Information Statement dated September 23, 1996).

      7. Voting Agreement dated as of May 19, 1996 between MGD and Alliance (incorporated by reference to Exhibit 99.6 of Issuer's Current Report on Form 8-K dated October 18,
                       1996).

---------------------------------
* Filed herewith.